# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stewards, Inc., CIK 0001795851
CUSIP: 312084106
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 4300 N. UNIVERSITY DRIVE, SUITE D-105, LAUDERHILL, Florida (FL), 33351
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0002149781
Persons authorized to receive notices and communications: Glen Anthony W Steward, 4300 N. UNIVERSITY DRIVE, SUITE D-105, LAUDERHILL, Florida (FL), 33351, 516 419-5300

## Reporting persons
- Glen Anthony Whitefoord Steward (CIK 0002149781): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Bilal Adam: type of reporting person: individual (IN); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Nathaniel Tsang Mang Kin: type of reporting person: individual (IN); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Forfront Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Stewards Investment Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund): type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Stewards Global Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares
- Stewards (International) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 106,000,868; sole dispositive power 0; shared dispositive power 106,000,868; aggregate amount beneficially owned 106,000,868 (35.9% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: Stewards, Inc.
Address of issuer's principal executive offices: 4300 N. UNIVERSITY DRIVE, SUITE D-105, LAUDERHILL, Florida (FL), 33351

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Glen Steward, Bilal Adam, Nathaniel Tsang Mang Kin, Forfront Capital, LLC, Stewards Investment Capital Limited, Stewards International Funds PCC, acting on behalf of the Stewards Private Credit Fund, Stewards Global Holdings Limited, and Stewards (International) Limited (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons may be deemed a group within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) is attached as Exhibit 99.1.
Residence or business address: The business address of Mr. Steward and of Forfront Capital, LLC is 4300 N. University Drive, Suite D-105, Lauderhill, Florida 33351. The business address of Mr. Adam, Mr. Tsang Mang Kin, Stewards Investment Capital Limited, Stewards International Funds PCC, Stewards Global Holdings Limited and Stewards (International) Limited is Nexteracom Tower 3, Ebene, Quatre Bornes 72201, Mauritius.
Present principal occupation or employment:
Mr. Steward is Chairman of the Board and a director of the Issuer and Founder and Chairman of Stewards Investment Capital Limited.

Mr. Adam is a director of Stewards Investment Capital Limited and related Stewards entities.

Mr. Tsang Mang Kin is Chief Operating Officer of Stewards Investment Capital Limited.

Forfront Capital, LLC is a Delaware limited liability company whose principal business is investment holding.

Stewards Investment Capital Limited is a Mauritius company licensed by the Financial Services Commission whose principal business is investment management.

Stewards International Funds PCC is a Mauritius protected cell company; the relevant cell is the Stewards Private Credit Fund, whose principal business is private credit investing.

Stewards Global Holdings Limited is a Mauritius company whose principal business is holding the shares of Stewards Investment Capital Limited and Stewards International Funds PCC. Its directors are Messrs. Steward, Adam, and Tsang Mang Kin.

Stewards (International) Limited is a Mauritius company that is the manager of Stewards International Funds PCC. Its directors are Messrs. Steward, Adam, and Tsang Mang Kin. As manager of that licensed fund, it exercises voting and dispositive authority over fund assets, including Issuer securities.

Forfront Capital, LLC is owned 40% by The Whitefoord Trust 2025, 40% by The Hollywood Adam Trust 2025, and 20% by The Wooton Trust 2025, each a Florida trust dated October 29, 2025, of which Mary Louise Gleissner is settlor. The trustee of each trust is Whitefoord Family Management LLC, a Florida limited liability company, of which Mary Louise Gleissner is Managing Member. The operating agreement of Forfront Capital, LLC places voting and disposition of the LLC's assets, including Issuer securities, in the managers, who are Messrs. Steward, Adam, and Tsang Mang Kin. A sale of a substantial amount of the LLC's assets requires majority consent of the members, acting through the trustee. Each trust instrument provides that no person other than the trustee may vote or direct voting of trust securities. Glen Steward is not a present beneficiary of The Whitefoord Trust 2025. Bilal Adam is not a present beneficiary of The Hollywood Adam Trust 2025. Nathaniel Tsang Mang Kin is not a present beneficiary of The Wooton Trust 2025. Neither the spouse nor the children of any of those persons is a beneficiary of the trust associated with him. Beneficiaries of the three trusts do not hold Issuer securities of record and are not Reporting Persons.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship or place of organization of each Reporting Person is set forth in Row 6 of that Reporting Person's cover page and is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported in this statement were acquired over time by the Reporting Persons and entities they control, using working capital of Forfront Capital, LLC, Stewards Investment Capital Limited, and Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund), and subscription capital of those entities, and not with borrowed funds incurred for the purpose of purchasing the Common Stock except as described in the Issuer's filings.

As disclosed in the Issuer's Registration Statement on Form S-1 (File No. 333-291586), those acquisitions include, among other things:

- purchases of Series A Preferred Stock by Forfront Capital, LLC and by Stewards International Funds PCC, including issuances described in the S-1 (among them subscriptions dated on or about July 14, 2025, August 4, 2025, September 2, 2025, November 14, 2025, and December 17, 2025, and earlier Series A issuances);
-the Conversion Agreement dated August 25, 2025, pursuant to which Forfront Capital, LLC converted 10,000,000 shares of Series A Preferred Stock into 10,000,000 shares of Series B Preferred Stock;
- Common Stock held of record by Forfront Capital, LLC, Stewards Investment Capital Limited, and Stewards International Funds PCC;
- common warrants and pre-funded warrants issued in connection with private placements and related financings of the Issuer; and
- warrants issued in connection with the Loan Agreement dated September 17, 2025, between the Issuer and Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund), as amended, including debt-facility warrants issued as draws were made.

No Reporting Person paid cash for Common Stock in a single negotiated purchase of the type described in a new issuance at a stated per-share price covering the entire 106,000,868-share beneficial position. The 106,000,868 figure is the Rule 13d-3 total of outstanding Common Stock plus securities exercisable or convertible within 60 days (Series A Preferred Stock, warrants, and pre-funded warrants) and excludes the Barsoum nominee position and the Series B Preferred Stock.

The descriptions in the S-1 and in the Issuer's Current Reports on Form 8-K relating to those issuances are incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the securities reported in this statement for investment and in connection with Mr. Steward's role as Chairman of the Board and a director of the Issuer and the Reporting Persons' historical financing of the Issuer.

Mr. Steward serves as Chairman and director and, in that capacity, participates in ordinary Board decisions concerning the Issuer's business, capitalization, compensation, listing, and governance. Forfront Capital, LLC is party to a Voting Agreement dated August 25, 2025 under which it votes 10,000,000 shares of Series B Preferred Stock (50 votes per share) at the direction of a majority of the Issuer's founders (Glen Steward, Vincent Napolitano, and Shaun Quin). The Issuer's President holds an irrevocable proxy to vote those Series B shares in accordance with that direction.

Forfront Capital, LLC does not own of record, and the Reporting Persons do not have an economic interest in, Common Stock issuable upon conversion of the Series B Preferred Stock within 60 days of the date of this statement. Those Series B shares are not included in Rows 7 through 13. The President holds the irrevocable proxy and has voting power over those Series B shares solely as proxyholder, exercisable at the founders' direction. As disclosed in the Issuer's Form S-1/A, holders of the Series B Preferred Stock collectively control approximately 87% of the total voting power of the Issuer.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may from time to time acquire additional securities or dispose of securities in the open market, in privately negotiated transactions, upon exercise or conversion of existing securities, or otherwise, depending on market conditions and the Issuer's business; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, except for ordinary Board processes and Mr. Steward's continuing service as Chairman; (e) any material change in the present capitalization or dividend policy of the Issuer, except for conversions, exercises, and Plan awards in the ordinary course as disclosed in the Issuer's filings; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person, except the existing Series B voting structure and Voting Agreement described above; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may change their purpose or formulate plans or proposals of the type described in (a)-(j) at any time. Any such change would be reported by amendment to this statement as required by Rule 13d-2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page are incorporated by reference. The Reporting Persons may be deemed to beneficially own, in the aggregate, 106,000,868 shares of Common Stock, or approximately 35.9% of the class, consisting of:

- 22,012,500 shares of Common Stock held of record by Forfront Capital, LLC, Stewards Investment Capital Limited, and/or Stewards International Funds PCC;
- 71,250,000 shares of Common Stock issuable upon conversion of 71,250,000 shares of Series A Preferred Stock (convertible one-for-one; the 24-month period from the Initial Issuance Date of June 5, 2023 ended June 5, 2025; no remaining conversion limitation following the Certificate of Amendment filed September 10, 2026);
- warrants exercisable for 8,147,368 shares of Common Stock (privately placed common warrants exercisable within 60 days; excludes debt-facility warrants, which are not exercisable until the later of the Loan Agreement maturity date or a Liquidity Event); and
- pre-funded warrants exercisable for 4,591,000 shares of Common Stock.

That amount excludes (i) 630,000 shares of Common Stock, warrants exercisable for 630,000 shares, and pre-funded warrants exercisable for 9,000 shares held of record by Stewards Investment Capital Limited as nominee for Wael Barsoum, which are reported on Mr. Barsoum's separate Form 3, and (ii) 10,000,000 shares of Series B Preferred Stock held of record by Forfront Capital, LLC, which are not convertible into Common Stock within 60 days of the date of this statement and are not included in the beneficial-ownership totals.

The percentage is based on 211,149,963 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, plus, solely for this group, the 71,250,000 Series A shares, 8,147,368 warrant shares, and 4,591,000 pre-funded warrant shares deemed outstanding under Rule 13d-3.

Each of Messrs. Steward, Adam, and Tsang Mang Kin disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. This statement is not an admission that any Reporting Person is the beneficial owner of such securities for any purpose other than Section 13(d), except as required.

Row 12 is checked solely because Row 11 excludes (i) the Barsoum nominee position and (ii) the Series B Preferred Stock, which is not convertible into Common Stock within 60 days. Row 11 does not include securities held of record by any spouse or household child of a Reporting Person; none are known to hold Issuer securities.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page are incorporated by reference. Each Reporting Person has shared voting power and shared dispositive power over 106,000,868 shares and sole voting power and sole dispositive power over none.
Transactions in the class effected during the past sixty days: Except as disclosed in the Issuer's Exchange Act reports, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Investors in the Stewards Private Credit Fund and clients of Stewards Investment Capital Limited have the right to receive dividends from, or proceeds from the sale of, a portion of the securities held of record by Stewards International Funds PCC or Stewards Investment Capital Limited. Wael Barsoum has the pecuniary interest in the excluded nominee position.

The Whitefoord Trust 2025, The Hollywood Adam Trust 2025, and The Wooton Trust 2025, as members of Forfront Capital, LLC, and Whitefoord Family Management LLC and Mary Louise Gleissner, as trustee and Managing Member of the trustee, may have the right to receive proceeds of a sale of Forfront assets or to consent to a substantial sale of those assets. Beneficiaries of those trusts do not hold Issuer securities of record and are not Reporting Persons. Stewards Global Holdings Limited, as sole shareholder of Stewards Investment Capital Limited and Stewards International Funds PCC, may have the right to receive dividends or sale proceeds from those entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following contracts, arrangements, understandings, or relationships exist with respect to securities of the Issuer:

Joint filing. The Reporting Persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k). That agreement is filed as Exhibit 99.1.

Forfront operating agreement and member trusts. Forfront Capital, LLC is managed by Messrs. Steward, Adam, and Tsang Mang Kin. Its members are The Whitefoord Trust 2025 (40%), The Hollywood Adam Trust 2025 (40%), and The Wooton Trust 2025 (20%). Whitefoord Family Management LLC is trustee of each trust. Mary Louise Gleissner is Managing Member of the trustee and settlor of each trust. A sale of a substantial amount of Forfront assets requires majority member consent. The trust instruments provide that only the trustee may vote trust securities. Those trusts and that trustee are not Reporting Persons.

Mauritius holding company and fund manager. Stewards Global Holdings Limited wholly owns Stewards Investment Capital Limited and Stewards International Funds PCC. Stewards (International) Limited is the manager of Stewards International Funds PCC and exercises voting and disposal of fund assets; those functions are not passed up to Stewards Global Holdings Limited.

Voting Agreement and proxy. Forfront Capital, LLC is party to a Voting Agreement dated August 25, 2025 under which it votes 10,000,000 shares of Series B Preferred Stock (50 votes per share) at the direction of a majority of the Issuer's founders (Glen Steward, Vincent Napolitano, and Shaun Quin). The Issuer's President holds an irrevocable proxy to vote those Series B shares in accordance with that direction. The Voting Agreement is incorporated by reference as Exhibit 99.2.

Series A Preferred Stock. The rights of the 71,250,000 outstanding shares of Series A Preferred Stock, including conversion into Common Stock on a one-for-one basis after the 24-month period from the June 5, 2023 Initial Issuance Date, are set forth in the Certificate of Designation of Series A Preferred Stock filed on or about June 5, 2023, as amended November 29, 2023 and by the Certificate of Amendment filed September 10, 2026 (which replaced the 9.99% conversion cap with 100% and deleted the 61-day notice mechanic). Those instruments are incorporated as Exhibits 99.3, 99.4, and 99.5.

Series B Preferred Stock. The rights of the 10,000,000 outstanding shares of Series B Preferred Stock, including 50 votes per share and conversion into Common Stock on a one-for-one basis after five years from issuance, are set forth in the Certificate of Designation of Series B Preferred Stock filed on or about August 25, 2025 (Exhibit 99.6). Forfront Capital, LLC received those shares under the Conversion Agreement dated August 25, 2025.

Warrants and pre-funded warrants. Common warrants and pre-funded warrants held by the Reporting Persons were issued in the forms filed as Exhibits 4.1 and 4.2 to the Issuer's Form S-1 (Exhibits 99.7 and 99.8) and in connection with the private placements documented by the form of Securities Purchase Agreement and Registration Rights Agreement filed as Exhibits 10.2 and 10.3 to the S-1 (Exhibits 99.9 and 99.10).

Debt-facility warrants. Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund) is lender under the Loan Agreement dated September 17, 2025 (Exhibit 99.11), as amended October 30, 2025 (Exhibit 99.12) and by Amendment No. 4 dated September 3, 2026 (Exhibit 99.13). The form of facility Warrant Agreement is Exhibit 99.14. Draws under that facility have included issuances of warrants to purchase Common Stock. Those facility warrants are not exercisable within 60 days of the date of this statement and are not included in Rows 8 through 13.

Director / Chairman arrangements. Mr. Steward's historical employment agreement with the Issuer was filed as Exhibit 10.6 to the S-1. He now serves as a non-employee Chairman under a Chairman of the Board Services Agreement dated June 11, 2026, effective June 1, 2026.

Except as described in this Item 6 and in Items 3, 4, and 5, the Reporting Persons do not have any other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer required to be disclosed in this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed herewith or incorporated by reference:

99.1 Joint Filing Agreement dated September 16, 2026, among Glen Steward, Bilal Adam, Nathaniel Tsang Mang Kin, Forfront Capital, LLC, Stewards Investment Capital Limited, Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund) Stewards Global Holdings Limited, and Stewards (International) Limited, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934. Filed herewith.

99.2 Voting Agreement dated August 25, 2025, between Favo Capital, Inc. (now Stewards, Inc.) and Forfront Capital, LLC, a Delaware limited liability company, including the irrevocable proxy to the President of the Company. Incorporated by reference to Exhibit 10.14 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.3 Certificate of Designation of Series A Preferred Stock, filed with the Nevada Secretary of State on or about June 5, 2023. Incorporated by reference to Exhibit 3.3 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.4 Amended Certificate of Designation of Series A Preferred Stock (authorized share increase), filed on or about November 29, 2023. Incorporated by reference to Exhibit 3.7 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.5 Certificate of Amendment to Designation After Issuance of Class or Series (Series A Preferred Stock), filed with the Nevada Secretary of State on September 10, 2026. Incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed September 14, 2026.

99.6 Certificate of Designation of Series B Preferred Stock, filed on or about August 25, 2025. Incorporated by reference to Exhibit 3.9 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.7 Form of Common Warrant. Incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.8 Form of Pre-Funded Warrant. Incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.9 Form of Securities Purchase Agreement dated September 9, 2024. Incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.10 Form of Registration Rights Agreement. Incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.11 Loan Agreement dated September 17, 2025, between the Issuer and Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund). Incorporated by reference to Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.12 Amendment to Loan Agreement dated October 30, 2025, between the Issuer and Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund). Incorporated by reference to Exhibit 10.17 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.13 Amendment No. 4 to Loan Agreement dated September 3, 2026, between the Issuer and Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund). Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed September 4, 2026.

99.14 Form of Warrant Agreement (debt-facility warrants issued in connection with the Loan Agreement). Incorporated by reference to Exhibit 4.6 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.15 Conversion Agreement dated August 25, 2025, between the Issuer and Forfront Capital, LLC. Incorporated by reference to Exhibit 10.13 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

## Signatures
- Glen Anthony Whitefoord Steward: /s/ Glen Anthony Whitefoord Steward, Glen Anthony Whitefoord Steward (09/16/2026)
- Bilal Adam: /s/ Bilal Adam, Bilal Adam (09/16/2026)
- Nathaniel Tsang Mang Kin: /s/ Nathaniel Tsang Mang Kin, Nathaniel Tsang Mang Kin (09/16/2026)
- Forfront Capital, LLC: /s/ Glen Steward, Authorized Representative (09/16/2026)
- Stewards Investment Capital Limited: /s/ Glen Steward, Authorized Representative (09/16/2026)
- Stewards International Funds PCC (on behalf of the Stewards Private Credit Fund): /s/ Bruno Hardy, Authorized Representative (09/16/2026)
- Stewards Global Holdings Limited: /s/ Glen Steward, Authorized Representative (09/16/2026)
- Stewards (International) Limited: /s/ Glen Steward, Authorized Representative (09/16/2026)